Exhibit 99.1



Alcon Terminates the Development of Anecortave Acetate in Age-Related Macular Degeneration

HUENENBERG, Switzerland – July 11, 2008 – Alcon, Inc. (NYSE:ACL) announced today it has terminated the development program designed to evaluate the benefit of anecortave acetate treatment on the risk for developing sight-threatening choroidal neovascularization secondary to age-related macular degeneration. The decision followed a planned interim analysis of studies C-02-60 A and B that was performed after 2,546 patients had completed the 24 month time point. In this analysis, anecortave acetate showed no effect on the primary or secondary endpoints. In addition to terminating studies C-02-60 A and B, the company also terminated two smaller studies with an identical design that were being conducted in Asia, C-04-30 and C-05-34.

The company continues to study anecortave acetate administered as an anterior juxtascleral depot to reduce intraocular pressure in patients with open-angle glaucoma.

About Alcon
Alcon, Inc. is the world's leading eye care company, with sales of approximately $5.6 billion in 2007. Alcon, which has been dedicated to the ophthalmic industry for more than 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestle, S.A., the world's largest food company. For more information on Alcon Inc., visit the company's Web site at www.alcon.com.

Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules an regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Doug MacHatton (Alcon Investor Relations)
800-400-8599
doug.machatton@alconlabs.com
www.alcon.com